

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 31, 2015

VIA E-MAIL

Jessica K. Ditullio
JPMorgan Chase & Co.
460 Polaris Parkway
Westerville, OH 43082

Re: JPMorgan Trust IV
        File Nos. 333-208312 and 811-23117

Dear Ms. Ditullio:

On December 2, 2015, you filed a registration statement on Form N-1A for JP Morgan Trust IV. We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. For convenience, we have organized our comments using headings and defined terms from the registration statement.

General

1. Please update the Funds' series and class identifiers to reflect their ticker symbols when you have obtained them. *See* Rule 313(b)(1) of Regulation S-T.

JP Morgan Flexible Credit Long/Short Fund – Class A, Class C and Select Class

Fees and Expenses of the Fund, page 1

2. Please confirm that you will include a line item for Acquired Fund Fees and Expenses in the fee table if they are expected to exceed 0.01% of the average net assets. In this regard, we note that the Fund's principal investment strategies include investing in money market funds and its principal risks include Investment Company Risk.

3. For clarity, please consider putting parenthesis around the fee waiver/reimbursement amounts in the Fee Table.

4. If the fee waiver/expense reimbursement described in footnote 2 is subject to recoupment, please expand the footnote to describe the arrangement. This comment applies to the JP Morgan Ultra-Short Municipal Fund, as well.

What are the Fund's main investment strategies?, pages 2-3

5. Please disclose the amount of assets that the Fund intends to invest in derivatives. Please advise whether derivatives will be counted for purposes of the 80% test, and, if so, how they will be valued.

6. Please clarify what is meant by "securities that have exposure to one or more global credit markets."

7. As the Fund anticipates investing in contingent convertible securities as part of its principal strategy, please provide a description of them in the strategy section.   In addition, please supplementally inform us of the amount of assets the Fund intends to invest in contingent convertible securities.

8. The Fund discloses that it may have unfunded commitments. Please supplementally explain and represent to us that the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments.

9. Given the liquidity issues facing certain open-end funds investing in various segments of the credit markets, please explain to us how the Fund intends to invest its assets in a manner consistent with the Staff's positions regarding illiquid investments and with the Fund's ability to meet redemption requests.

10. Please disclose in plain English what you mean by "relative value strategies" and "opportunistic trades within a disciplined risk management framework." In the alternative, consider using more investor-friendly terms throughout this paragraph.

The Fund's Main Investment Risks, page 3-6

11. In light of the Federal Reserve Board's tapering of quantitative easing and the possible rise in interest rates, along with changes in the size and structure of the bond market (*see* generally Risk Management in Changing Fixed Income Market Conditions, IM Guidance Update (2014-01) (January 2014)), please consider including prospectus risk disclosure addressing the possibility of heightened volatility, reduced liquidity, and valuation difficulties that may impact fixed income markets. This comment applies to the JP Morgan Ultra-Short Municipal Fund, as well.

12. With respect to MLP Risk, please consider adding that MLPs tend to be in the energy sector and disclosing the risks specific to energy.

13. We are unable to locate principal strategy disclosure corresponding to Investment Company Risk and High Portfolio Turnover Risk. Please advise or revise.

Main Risks, pages 9-16

14. We note that not all of the risks described in this section are described under "The Fund's Main Investment Risks" on pages 3-6, *e.g.*, ETF Risk, European Market Risk, CLN Risk, Pay-In-Kind and Deferred Payment Securities Risk. Form N-1A requires that the information provided in response to item 4(b)(1)(i) be based on the information given in response to item 9(c). Please revise accordingly.

15. Although you list ETF Risk under "Main Risks" on page 14, you do not mention investing in ETFs in either the "What are the Fund's main investment strategies?" or "The Fund's Main Investment Risks" sections. If investing in ETFs will be a principal investment strategy of the Fund, please revise the referenced sections accordingly.

16. We note that you have included investing in preferred shares of closed-end funds, including auction rate preferred shares of closed-end funds, under Investment Company and ETF Risk. If investing in closed-end funds will be a principal investment strategy of the Fund, please revise the "What are the Fund's main investment strategies?" and "The Fund's Main Investment Risks" accordingly.

Temporary Defensive and Cash Positions, page 17

17. To avoid confusion, please change "Funds" to "Fund" in the last sentence of the section. This comment applies to the JP Morgan Ultra-Short Municipal Fund, as well.

Additional Fee Waiver and/or Expense Reimbursement, page 17

18. The Fund discloses that service providers may voluntarily waive all or a portion of any fees. Please confirm that service providers will not have the ability to recoup such voluntarily waived fees. This comment applies to the JP Morgan Ultra-Short Municipal Fund, as well.

Additional Information Regarding Redemptions, page 32

19. Please disclose that securities received pursuant to a redemption in-kind remain subject to market risk until sold and that sellers may incur taxes and brokerage fees when converting the securities to cash. This comment applies to the JP Morgan Ultra-Short Municipal Fund, as well.

20. The Fund discloses an annual sub-minimum account fee of $10. Please disclose this fee as a Maximum Account Fee in the fee table per instruction 2(d) to item 3. This comment applies to the JP Morgan Ultra-Short Municipal Fund, as well.

Investment Practices, pages 36-42

21. The preamble states that "[t]he table discusses the types of investments which can be held by the Fund," however not all of the instruments described in the prospectus are included

in the table (*e.g.*, contingent convertible securities, collateralized debt obligations and CLNs) and several of the instruments described in the table (*e.g.*, Brady Bonds, treasury receipts and trust preferreds) are not mentioned in the prospectus. Please reconcile.

<u>Risks related to certain investments held by the Funds</u>, page 42

22. Given the risk disclosure in the summary and body of the prospectus, it is unclear why you have included this section. It is also unclear what you mean by "Funds" as this prospectus only relates to a single fund, and why you have included risks that you mention nowhere else, such as Environmental Risk, Extension Risk and Natural Event Risk. Please advise or revise. In this regard, if you choose to retain the section, please use a larger, more readable font. These comments apply to the JP Morgan Ultra-Short Municipal Fund, as well.

<u>Risk and Reward Elements for the Fund</u>, Footnote 1 pages 45 and 47

23. Please include the descriptions of futures contracts, options, swaps and ETFs contained on pages 45 and 47 in the body of the prospectus. Also, to avoid confusion, please number the footnote on page 47 '2' instead of '1'.

<u>Back Cover Page</u>

24. Please include the Fund's Investment Company Act file number on the bottom of the back cover page as required by item 1(b)(4) of Form N-1A.

JP Morgan Flexible Credit Long/Short Fund – Class R6

25. Please revise to reflect the Class A, Class C and Select Class comments, as applicable.

JP Morgan Ultra-Short Municipal Fund – Class A and Select Class

<u>What are the Fund's main investment strategies</u>, page 1

26. The Fund includes securities issued by or on behalf of territories and possessions of the United States in its definition of municipal securities. If the Fund intends to invest in securities issued by or on behalf of Puerto Rico as a principal investment strategy, please state so in this section and include an appropriate risk factor specific to Puerto Rico.

<u>Main Risks – Derivatives Risk</u>, page 9

27. Given your disclosure on page 5 that "use of derivatives is not a main strategy of the Fund," it is unclear why you have included Derivatives Risk in this section. Please advise or revise.

<u>Investment Practices</u>, pages 28-31

28. The preamble states that "[t]he table discusses the types of investments which can be held by the Fund," however not all of the instruments described in the prospectus are included in the table and several of the instruments described in the table are not mentioned in the prospectus. Please reconcile.

<u>Risk and Reward Elements for the Fund</u>, pages 32-35

29. The risk and reward characteristics described in the table do not seem to be consistent with the disclosure in the rest of the prospectus. Please advise or revise.

30. Please correct the footnote numbering.

JP Morgan Flexible Credit Long/Short Fund SAI

<u>Fundamental Investment Policies</u>, Part I – 2

31. Please note that, with respect to concentration, the Fund should look through any affiliated funds; and, to the extent the fund can determine that the underlying fund is concentrated in a particular industry, it should consider those holdings in determining its own concentration. For example, if an underlying fund has a name that requires an 80% test in a particular industry, the Fund should consider at least 80% of its investment in that fund will be in that industry; or an underlying fund that has a concentration policy requiring it to invest 25% in an industry, the Fund should consider that 25% of its assets in that fund would be in the industry. The Fund cannot ignore the investments in an underlying fund if it has reason to know what the underlying fund will be invested in. This comment applies to the JP Morgan Ultra-Short Municipal Fund SAI, as well.

<u>Non-Fundamental Investment Policies</u>, Part I – 3

32. Non-fundamental investment policy (2) permits the Fund to acquire securities of other investment companies as permitted by the 1940 Act, however non-fundamental investment policy (3) prohibits the Fund from acquiring securities of registered open-end investment companies or registered investment trusts in reliance on Section 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act. Please revise the disclosure to clarify this inconsistency. This comment applies to the JP Morgan Ultra-Short Municipal Fund SAI, as well.

JP Morgan Ultra-Short Municipal Fund SAI

<u>Fundamental Investment Policies</u>, Part I – 2

33. Please reconcile fundamental investment policy (2) with the prospectus disclosure under "Concentration Risk" that the Fund may invest more than 25% of its total assets in municipal housing authority obligations.

*   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date e of the pending registration statement, please provide a written statement from the Trust acknowledging that:

  • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  • the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6751.

Sincerely yours,

/s/ Alison White

Alison White
Senior Counsel